UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Verona Pharma plc

(Name of Issuer)

Ordinary Shares, nominal value £0.05 per share

American Depositary Shares, each representing eight Ordinary Shares

(Title of class of securities)

925050106**

(CUSIP number)

May 2, 2017

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
**	The CUSIP number is for the American Depositary Shares that trade on the NASDAQ Global Market, each representing eight ordinary shares. No CUSIP number has been assigned to the Ordinary Shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 925050106

1.	Name of Reporting Person: Novo A/S
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Citizenship or Place of Organization: Denmark
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power: 14,159,611 (1)
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 14,159,611 (1)
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 14,159,611 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐
11.	Percent of Class Represented By Amount In Row (9): 14.0% (2)
12.	Type of Reporting Person: CO

(1)	Consists of (a) 6,464,065 ordinary shares, (b) 740,740 American Depository Shares (“ADRs”) that each represent 8 ordinary shares (totaling 5,925,920 ordinary shares) and (c) vested warrants to purchase 1,769,626 ordinary shares (or 221,203 ADRs, at the election of Novo) held directly by Novo A/S (“Novo”) (together, the “Novo Shares”).
(2)	Based upon 100,783,790 ordinary shares, which consists of (a) 99,014,164 ordinary shares outstanding, which includes all outstanding ADRs on an as converted basis, as reported in the Issuer’s Prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission (the “Commission”) on April 28, 2017, and (b) the 1,769,626 warrants to purchase ordinary shares held by Novo.

Item 1.	(a)	Name of Issuer:

Verona Pharma plc

(b)	Address of Issuer’s Principal Executive Offices:

3 More London Riverside

London SE1 2RE

United Kingdom

Item 2.	(a)	Name of Person Filing:

Novo A/S, a Danish limited liability company, is wholly owned by Novo Nordisk Fonden (the “Foundation”), a Danish commercial foundation. Novo A/S is the holding company in the group of Novo companies (currently comprised of Novo Nordisk A/S, Novozymes A/S and NNIT A/S) and is responsible for managing the Foundation’s assets, including its financial assets. Based on the governance structure of Novo A/S and the Foundation, the Foundation is not deemed to have any beneficial ownership of the securities of the Issuer held by Novo A/S.

(b)	Address or Principal Business Office or, if none, Residence:

Tuborg Havnevej 19

2900 Hellerup, Denmark

(c)	Citizenship or Place of Organization:

Novo A/S: Denmark

(d)	Title of Class of Securities:

Ordinary Shares

American Depositary Shares

(e)	CUSIP Number:

925050106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:	14,159,611	(1)
(b)	Percent of class:	14.0%	(2)
(c)	Number of shares as to which such person has:
	(i) Sole power to vote or to direct the vote:	14,159,611	(1)
	(ii) Shared power to vote or to direct the vote:	0
	(iii) Sole power to dispose or to direct the disposition of:	14,159,611	(1)
	(iv) Shared power to dispose or to direct the disposition of:	0

(1)	Novo A/S, through its Board of Directors (the “Novo Board”), has the sole power to vote and dispose of the Novo Shares. The Novo Board, currently comprised of Sten Scheibye, Goran Ando, Jeppe Christiansen, Steen Riisgaard, Per Wold-Olsen and Lars Rebien Sørensen, may exercise voting and dispositive control over the Novo Shares only with the support of a majority of the Novo Board. As such, no individual member of the Novo Board is deemed to hold any beneficial ownership or reportable pecuniary interest in the Novo Shares.
(2)	Based upon 100,783,790 ordinary shares, which consists of (a) 99,014,164 ordinary shares outstanding, which includes all outstanding ADRs on an as converted basis, as reported in the Issuer’s Prospectus filed pursuant to Rule 424(b)(4) with the Commission on April 28, 2017, and (b) the 1,769,626 warrants to purchase ordinary shares held by Novo.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 9, 2017	Novo A/S

/s/ Peter Haahr
	By:	Peter Haahr
	Its:	Chief Financial Officer